

UNITED BANK FOR AFRICA PLC 82-4804

RC. 2457

HEAD OFFICE: COMPANY SECRETARY
57 Marina, P. O. Box 2406, Lagos, Nigeria
Tel: 2644651 - 700
Telex Nos: 28
Cable: Mind
Swift: UNA

02034145

CS/GDR/0281/2002 May 8, 2002

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

02 MAY 14 AM 10:25

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the nine months ended December 31, 2001 sent to the Nigerian Stock Exchange for presentation to market operators.

2. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

3. Copy of returns made by the Bank to the Corporate Affairs Commission on the first Tuesday in February 2002 pursuant to Section 636(1) of the Companies and Allied Matters Act 1990.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

B. I. Okagbue

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

02-4804



CS/NSE.Vol. II/0068/2002

February 1, 2002

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

RE: UBA PLC UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 31ST DECEMBER 2001

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the nine months ended 31st December, 2001.

Kindly acknowledge receipt on the attached copy of this letter.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos.

82-4804

UNITED BANK FOR AFRICA PLC.

UBA PLC UNAUDITED BALANCE SHEETS AS AT 31ST DECEMBER, 2001 & 2000

The Board of Directors of United Bank For Africa PLC is pleased to announce that the unaudited results as at 31st December 2001 were as follows:

	GROUP		COMPANY	
	DEC.' 01	DEC.' 00	DEC.' 01	DEC.' 00
	=N='million	=N='million	=N='million	=N='million
USE OF FUNDS				
CASH AND SHORT TERM FUNDS	94,313	77,822	94,155	77,736
CASH RESERVE DEPOSIT	10,326	8,860	10,326	8,860
GOVERNMENT SECURITIES	22,534	50,252	22,534	50,252
INVESTMENTS	1,254	935	592	405
LOANS AND ADVANCES	29,952	20,042	29,952	20,042
OTHER ASSETS	19,134	21,815	18,891	21,640
FIXED ASSETS	4,761	4,528	4,745	4,512
	182,274	184,253	181,195	183,447
LIABILITIES				
CURRENT, DEPOSIT AND OTHER ACCOUNTS	129,602	119,189	129,602	119,189
ACCOUNTS PAYABLE, INCLUDING ITEMS IN TRANSIT, TAXATION AND DIVIDENDS	41,649	56,559	41,350	56,336
	171,251	175,748	170,952	175,525
CAPITAL AND RESERVES				
SHARE CAPITAL	850	850	850	850
OTHER RESERVES	10,173	7,655	9,393	7,072
SHAREHOLDERS' FUNDS	11,023	8,505	10,243	7,922
	182,274	184,253	181,195	183,447
ACCEPTANCES, GUARANTEES AND OTHER OBLIGATIONS FOR ACCOUNT OF CUSTOMERS (AND CUSTOMERS' LIABILITY THEREON)	20,332	14,530	20,332	14,530

UBA PLC UNAUDITED PROFIT & LOSS ACCOUNTS FOR NINE MONTHS ENDED 31ST DECEMBER, 2001 & 2000

	GROUP NINE MONTHS TO		COMPANY NINE MONTHS TO	
	DEC.'01	DEC.'00	DEC.'01	DEC.'00
	=N='million	=N='million	=N='million	=N='million
GROSS EARNINGS	19,678	14,477	18,743	13,890
PROFIT BEFORE TAXATION	2,763	1,381	2,587	1,320
TAXATION(ESTIMATED)	(811)	(344)	(770)	(330)
PROFIT AFTER TAXATION	1,952	1,037	1,816	990

The Board of Directors is of the opinion that barring any unforseen circumstances, the trend shown by these results will be maintained throughout the financial year ending 31st March 2002.

BY ORDER OF THE BOARD.

82-8404

CORPORATE AFFAIRS COMMISSION, ABUJA 2457

346998

Station Abuja

Date [illegible]

HEAD [illegible] Sub-Head [illegible]

Revenue Collector's Receipt

Received from Clinton [illegible] Africa Plc

the sum of FIVE HUNDRED *Naira*

*being (description of payment)** [illegible]

**If space is insufficient further [illegible] must be inserted on back of Receipt.*

₦500.00

Signature or Mark of Payer

Signature of Revenue Collector

Signature of Witness to mark

Occupation of Witness

Address of Witness

CORPORATE AFFAIRS COMMISSION, ABUJA

2457

B 438999

Station ___
Date ___
HEAD ___ Sub-Head 6330

Revenue Collector's Receipt

Received from United Bank for Africa Plc

the sum of ONE THOUSAND FIVE HUNDRED Naira

being (description of payment)* Late Filing CO7

*If space is insufficient further particulars must be inserted on back of Receipt

₦1500.00

Signature or Mark of Payer

Signature of Revenue Collector

Signature of Witness to mark

Occupation of Witness

Address of Witness

NSPMC



UNITED BANK FOR AFRICA PLC

RC. 2457

HEAD OFFICE: COMPANY SECRETARY
57 Marina, P. O. Box 2406, Lagos, Nigeria
Tel: 2644651 - 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

Our Ref: CS/CAC/0081/2002

February 6, 2002


CORPORATE AFFAIRS COMMISSION
Sign:
7 FEB 2002
Office of the Reg. General
ABUJA

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please find enclosed for your necessary action the following documents:

[a] Certified True Copy of the Board resolution accepting Mallam Abba Kyari's notice of retirement as Managing Director/Chief Executive and appointing him Vice Chairman (non-executive) with effect from the date of his retirement.

[b] Copy of Mallam Abba Kyari's letter indicating his intention to retire from the position of MD/CEO with effect from December 31, 2001.

[c] Certified True Copy of the resolution of the Board of Directors approving the appointment of Mr. Arnold Ekpe as Managing Director & Chief Executive Officer

[d] Copy of the letter from Central Bank of Nigeria dated November 23, 2001 approving the appointment of Mr. Arnold Ekpe.

[e] Certified True Copy of the resolution of the Board of Directors accepting the resignation of:

i) Mr. Mike Ajukwu

[f] Form CO 7 reflecting the changes in the Bank's Board of Directors.

Certified True Copy
SIGN
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday May 10, 2001 at Lagos, it was resolved:

[a] That the retirement of Mallam Abba Kyari from the position of MD/CEO on a date to be advised be and is hereby accepted.

[b] That Mallam Abba Kyari be and is hereby appointed Vice-Chairman with effect from the date of his retirement from the position of MD/CEO, subject to the approval of the Central Bank of Nigeria.

Certified True Copy
SIGN
COMPANIES CORP. OFFICER
CORPORATE AFFAIRS COMMISSION

Dated this 4th day of October, 2001

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY



United Bank for Africa Plc

Head Office:57 Marina, P. O. Box 2406, Lagos, Nigeria
Tel. Lagos: 2644707, 2644651-9
Fax No.: 01-2644705 Telex Lagos: 21241. Cable: Mindobank, Lagos

RC. 2457

MANAGING DIRECTOR & CHIEF EXECUTIVE

2nd October 2001

Mr Hakeem Belo-Osagie
The Chairman
United Bank for Africa PLC
57 Marina
Lagos

Sir

NOTICE OF RETIREMENT FROM OFFICE OF THE MANAGING DIRECTOR

You may recall that at the meeting of the Board of Directors of United Bank for Africa Plc, held in Lagos on May 10, 2001, I had indicated my intention to retire from the office of the Managing Director. The purpose of the announcement was to enable the Board sufficient time to search for a successor. That has now been smoothly and successfully achieved.

It is with great regret that I now formally write to inform you of my intention to retire from the office of the Managing Director of United Bank for Africa Plc, effective 31st December, 2001, after a challenging and fulfilling experience.

The last seven years during which I served as Executive Director and Managing Director have been some of the most enjoyable of my career. It has been an honour to work alongside individuals with such fine minds and with a Board that must be one of the most dynamic in the banking industry. UBA has risen to heights deemed impossible by many, has done many innovative things and is now considered by any standards to be a f[illegible]class organisation with a first class management team. Your restless energy, enga[illegible]tellect, abiding faith in teamwork and merit, immensely contributed to UBA's achie[illegible]s.

To me, UBA has been a vocation, the realisation of an ideal tha[illegible]e capable of creating excellent organisations like any other society. This by [illegible] consent has been achieved.

Nevertheless, UBA is now at crossroads. Most elements of the five year restructuring plan have been successfully implemented and we are now at the crucial stage of strategic repositioning of the bank for the next great leap of realising ~~our objective~~ - to make UBA the dominant leading bank.

I consider this period of transition to be the most appropriate time for me to take a step back to allow for a smooth transition to the next phase. I have no doubt whatsoever, that UBA will continue to soar to greater heights and its lasting success will provide me with great pleasure.

Kindly extend my sincere appreciation to the other members of the Board for the confidence bestowed on me and their support, trust, cooperation and the humbling sentiments expressed about me. I also thank you and the Board for proposing me for the Office of Vice-Chairman. I shall always regard myself as an ambassador of UBA.

Sincerely Yours

ABBA KYARI


Certified True Copy
SIGN
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday August 2, 2001 at Maiduguri, Bornu State, it was resolved:

[a] That Mr. Arnold Ekpe be and is hereby appointed to the Board of Directors with effect from January 1, 2002 subject to the approval of the Central Bank of Nigeria.

[b] That Mr. Arnold Ekpe be and is hereby appointed Managing Director / Chief Executive Officer designate with effect from January 1, 2002 subject to the approval of the Central Bank of Nigeria.

Certified True Copy

SIGN.

COMPANIES INCORP. OFFICES

CORPORATE AFFAIRS COMMISSION

Dated this 4th day of October, 2001.

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY



CENTRAL BANK OF NIGERIA
Zaria Street
P. M. B. 0187
Garki, Abuja

Tel.:
Fax 3145319
2345325


RECEIVED
15 NOV 2001
RECEIVED
15 NOV 2001
OFFICE OF THE M.D. & C.E.
UBA PLC

November 13, 2001

BSD/G1.T3/11/VOL.2/15

The Managing Director,
United Bank for Africa Plc
57 Marina
Lagos.

Dear sir,

APPOINTMENT OF MR. ARNOLD .O. EKPE AS MANAGING DIRECTOR

We refer to your letter dated 16th October 2001 in respect of the above and write to convey the CBN approval for the appointment of Mr Arnold Onyekwere Ekpe as Managing Director/Chief Executive Officer of the bank with effect from January 1, 2002.

This approval is however subject to the CBN receiving satisfactory confidential report on the appointee from his former employers.

Please note that Mr. Ekpe is expected to complete the Personal History Forms (PHS) and Code of Conduct form attached and return same to Director, Banking Supervision Department within two weeks from the date on this letter.

Yours faithfully,

S.S ADEDOYIN
for: DIRECTOR OF BANKING SUPERVISION

Certified True Copy
SIGN
08
COMPANIES REGISTRY OFFICER
CORPORATE AFFAIRS COMMISSION

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS DECREE 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday January 24, 2002 at Lagos, it was resolved:

> That the CEO communicate the Board's formal acceptance of the resignation of Mr. Ajukwu with effect from January 31, 2002 once all internal processes and procedures for handing over had been complied with.

Dated this 6th day of February, 2002.

Certified True Copy
SIGN
0 8 FE[illegible]
COMPANIES [illegible] OFFICER
CORPORA[illegible] COMMISSION

DIRECTOR **COMPANY SECRETARY**

CERTIFIED TRUE COPY

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC NO 2457



C № 0058151

COMPANIES AND ALLIED MATTERS DECREE 1990

Certified True

SIGN

COMPANIES ... OFFICER
CORPORATE AFFAIRS COMMISSION

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

ASSESSED BY

Name

NAME OF COMPANY UNITED BANK FOR AFRICA PLC LIMITED

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57, MARINA - LAGOS.

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
21, IKOYI CRESCENT IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD HARVARD INV. LTD UNITED TELESYS LTD.	1955	NO CHANGE
8, KURAMO CLOSE IKOYI - LAGOS	VICE CHAIRMAN	1952	RESIGNED AS MANAGING DIRECTOR/CEO - 31/12/01 APPOINTED VICE CHAIRMAN 01/01/02
20B, TINUBU STREET PALMGROVE ESTATE ILUPEJU - LAGOS	MD/CHIEF EXECUTIVE UBA PLC	1953	APPOINTED MANAGING DIRECTOR/ CHIEF EXECUTIVE - 01/01/02
18A, PROBYN ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: NORTHERN NIGERIA FLOUR LTD.	1956	NO CHANGE
5A, OKUNOLA MARTINS S.W. IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, UBA TRUSTEES LTD.	1959	NO CHANGE
18, SALUDEEN AKANNO OGUFU GRA - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1959	NO CHANGE
2. MBU CLOSE OFF RAYMOND NJOKU IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1950	RESIGNED FROM THE BOARD 31/01/02

Certified True Copy
SIGN
08
COMPANIES REG. OFFICER
CORPORATE AFFAIRS COMMISSION

Signature { Director
B. K. Okafor Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O7

RC:NO 2457


CORPORATE AFFAIRS COMMISSION

C Nº J058156

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name: UNITED BANK FOR AFRICA PLC

Address: 57, MARINA - LAGOS

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
34, EURO COURT BOURDILLON ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1956	NO CHNAGE
8, ILADO CLOSE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD.	1938	NO CHANGE
39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936	CHANGE IN RESIDENTIAL ADDRESS
5, BABAFEMI OSOBA CRESCENT LEKKI - LAGOS	DIRECTOR: UBA PLC DIRECTOR; SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L. W. LAMBOURN NIG. LTD.	1949	NO CHANGE
8, ILABERE AVENUE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC, AMC INV. LTD, ACA LTD.	1956	
AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR: UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD.	1941	NO CHANGE
PLOT 4, OLAWALE COLE-ONITIRI AVENUE OFF ADMIRALTY WAY LEKKI - LAGOS	DIRECTOR: UBA PLC	1942	NO CHANGE

Signature { Director
B. r. Onagbe Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.07

RC NO 2457



C Nº 0058109

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Certified True Copy
SIGN
08 FEB 2002
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name: UNITED BANK FOR AFRICA PLC

Address: 57, MARINA - LAGOS.

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
25A, TONY EROMOSELE STREET, PARKVIEW EST. IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR; COUNTERS TRUST SECURITIES LTD, KMC INVESTMENTS LTD, UBA TRUSTEES LTD, UNITED TELESYS LTD, STAR DELTA INVESTMENTS LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
81828, CLIFTON GARDEN LONDON	DIRECTOR: UBA PLC DIRECTOR; BT INTERNATIONAL (NIG) LTD	1948	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO TX 78209, U.S.A.	DIRECTOR: UBA PLC	1936	NO CHANGE
12, WEST 96TH STREET NEW YORK, NY 10025 U. S. A.	DIRECTOR: UBA PLC	1935	NO CHANGE
31, PHILLIPS AVENUE ROCKPORT, MA U. S. A.	DIRECTOR: UBA PLC DIRECTOR: UNITED TELESYS LTD.	1945	NO CHANGE
13, SAPAYA EL GUEZIRA STREET ZAMALEK, CAIRO EGYPT.	DIRECTOR: UBA PLC	1951	NO CHANGE

Certified True Copy
SIGN
COMPANIES ... OFFICER
CORPORATE AFFAIRS COMMISSION

Signature
Director
B. R. Okagbue Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION, ABUJA

B 439251

Station

Date

HEAD

Sub-Head 63908 Plc

Revenue Collector's Receipt

Received from United Bank for Africa

the sum of ONE THOUSAND FIVE HUNDRED *Naira*

*being (description of payment)**

**If space is insufficient further particulars must be inserted on back of Receipt.*

₦1500.00

Signature or Mark of Payer *Signature of Revenue Collector*

Signature of Witness to mark *Occupation of Witness* *Address of Witness*



CORPORATE AFFAIRS COMMISSION, ABUJA

00242697

Station BUDN
Date 8/2/02
HEAD

Sub-Head 63300 PLC

Revenue Collector's Receipt

Received from UNITED BANK FOR AFRICA
the sum of ONE HUNDRED Naira
kobo being (description of payment)*
S 636

*If space is insufficient further particulars must be inserted on back of Receipt. (VALID FOR AMOUNT ABOVE ₦ 3000.00)

₦ 100.00

Signature or Mark of Payer — Signature of Revenue Collector

Signature of Witness to mark — Occupation of Witness — Address of Witness

CORPORATE AFFAIRS COMMISSION, ABUJA

C101163

Station BUDN
Date 8/2/02
HEAD

Sub-Head 63300 PLC

Revenue Collector's Receipt

Received from UNITED BANK FOR AFRICA
the sum of TWO HUNDRED AND FIFTY Naira
being (description of payment)*
S 636

*If space is insufficient further particulars must be inserted on back of Receipt.

₦250.00

Signature or Mark of Payer — Signature of Revenue Collector

Signature of Witness to mark — Occupation of Witness — Address of Witness



UNITED BANK FOR AFRICA PLC

RC. 2457

HEAD OFFICE: COMPANY SECRETARY
57 Marina, P. O. Box 2406, Lagos, Nigeria
Tel: 2644651 - 700
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

Our Ref: CS/CAC/0065/2002 January 31, 2002

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

CORPORATE AFFAIRS COMMISSION
Sign:
7 FEB 2002
ABUJA

Certified True Copy
SIGN
08
COMPANY ... OFFICER
... COMMISSION

Dear Sir,

RE: COMPLIANCE WITH SECTION 636(1)
FILING OF STATUTORY RETURNS

We forward herewith for filing information in respect of Schedule 14 as per the provisions of Section 636(1) of the Companies and Allied Matters Act 1990 as at January 1, 2002.

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

08 FEB 2002

UNITED BANK FOR AFRICA PLC. RC:2457

COMPLIANCE WITH SECTION 636 (1) OF THE

COMPANIES AND ALLIED MATTERS ACT. 1990

SCHEDULE 14

The share capital is N1,000,000,000 divided into 2,000,000,000 shares of 50k each.

The number of shares issued is 1,000,000,000
Calls to the amount of 50k per share have been made under which the sum of N850,000,000 has been received.

The liabilities of the company on the first day of January 2002 were-

Debt owing to sundry persons by the company:-

On Judgement N ....

On Specialty N ....

On Notes or Bills N ....

On Simple Contracts, Borrowing
from non Banks N ....

On Estimated Liabilities N ....

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 31st December 2001)	N'000
Treasury Bills	8,532,555
CBN Certificates	14,001,000
Par Bonds (Federal Government Debt Refinancing)	0
Stabilisation Securities	0
	22,533,555

CASH AT BANKERS	
Cash	3,936,513
Balance with and cheques in the course of collection on other banks (in Nigeria and abroad)**	62,603,551
Money at call with other banks (in Nigeria and abroad)	19,363,536
Negotiable certificate of deposit	0
	85,903,600


COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

** Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and abroad) are:CBN cash Reserve Account =N=10,325,500,000 and CBN Current A/C =N=2,538,080,000

DATED THE 28TH DAY OF JANUARY, 2002

DIRECTOR

COMPANY SECRETARY